UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

CONTENTS

Resignation of Board Member

On June 8, 2025, Michael Eisenberg, a director of Freightos Limited (“Freightos” or the “Company”), tendered his resignation from the Company’s Board of Directors (the “Board”), to be effective on July 1, 2025. Mr. Eisenberg was first appointed to the Board by one of the Company’s earliest investors and has been on the Board for more than a decade. Mr. Eisenberg’s resignation from the Board did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: June 9, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel